Execution Version

Senior Secured Promissory Note
Date:  July 13, 2012

THIS SECURITY AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY OTHER SECURITIES LAWS. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO ALDERON IRON ORE CORP. OR ANY SUBSIDIARY THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE U.S. SECURITIES ACT, OR (D) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (B), (C) OR (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION SATISFACTORY TO THE COMPANY.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY, OR ANY SECURITIES ISSUED UPON THE EXERCISE OF THE SECURITY, BEFORE NOVEMBER 14, 2012

FOR VALUE RECEIVED, Alderon Iron Ore Corp. (“Alderon”) unconditionally promises to pay to Liberty Metals & Mining Holdings, LLC (the “Holder”) or order at 175 Berkeley Street, Boston, MA 02116, USA, or such other place as the Holder may direct in writing, the sum of TEN MILLION FIVE HUNDRED THOUSAND DOLLARS ($10,500,000).  Subject to the provisions of this promissory note (as amended, restated, supplemented, modified, renewed or replaced, the “Note”), this Note shall become due and payable on September 30, 2012 (subject to Section 2.4 hereof) (the “Initial Maturity Date”).

This Note is subject to the terms and conditions set out below.

ARTICLE I

Interpretation

1.1 Definitions.

As used herein, the following terms shall have the following meanings:

“Additional Note” has the meaning set out in Section 2.9.

“Affiliate” shall mean any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.

“Alderon” has the meaning set out in the preamble.

“Altius” shall mean Altius Resources Inc.

“Attributable Debt” shall mean, in respect of any lease (whether characterized as an operating lease under GAAP or not) entered into by a person or a Subsidiary thereof as lessee, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding for certainty, (a) amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges and (b) amounts payable by the lessee in connection with the exercise of any end-of-term purchase option, early buyout option or any similar amounts payable at the election of the lessee.

“Business Day” shall mean any day, other than a Saturday, Sunday or statutory holiday.

“Capital Reorganization” has the meaning set out in Section 4.8(b).

“Closing Date” shall mean July 13, 2012.

“Commitment Fee” has the meaning set forth in Section 2.6(b).

“Common Share Reorganization” has the meaning set out in Section 4.8(a).

“Common Shares” shall mean common shares in the capital of Alderon.

“Conversion Date” has the meaning set out in Section 4.2.

“Conversion Notice” has the meaning set out in Section 4.2.

“Converted Shares” has the meaning set out in Section 4.4.

“Encumbrance” shall mean any hypothec, mortgage, pledge, security interest, encumbrance, lien, charge or any other arrangement that in substance secures payment or performance of an obligation and includes the interest of a vendor or lessor under any conditional sale agreement, capitalized lease or other title retention agreement.

“Environmental Laws” shall mean all applicable laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.

“Establishment Fee” has the meaning set out in Section 2.6(a).

“Event of Default” has the meaning set out in Section 9.1.

“Extended Maturity Date” has the meaning set out in Section 2.4.

“Extension Notice” has the meaning set out in Section 2.4.

“GAAP” shall mean generally accepted accounting principles in Canada, which shall be deemed to be reference to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants (or any successor institute thereto) applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein) as at the date on which any determination or calculation is made or required to be made in accordance with such principles, which as of the date of this Note are IFRS.

“Hazardous Substances” shall mean any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety and includes any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance or dangerous good under any Environmental Law.

“Hebei” shall mean Hebei Iron & Steel Group Co., Ltd.

“Hebei Subscription Agreement” shall mean that certain Subscription Agreement, dated as of April 13, 2012, by and between Alderon and Hebei.

“Hebei Transaction” shall mean the private placement of Common Shares with Hebei pursuant to the Hebei Subscription Agreement.

“Holder” has the meaning set out in the preamble.

“IFRS” shall mean International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are issued and set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

“Indemnified Person” has the meaning set out in Section 10.4.

“Initial Maturity Date” has the meaning set out in the preamble.

“Interest Payment Date” shall mean March 31 and September 30 of each year.

“Kami Mortgage” has the meaning set out in 3.1.

“Kami Project” has the meaning set out in 3.1.

“Material Adverse Effect” shall mean any matter, event or circumstance relating to Alderon and its Subsidiaries, taken as a whole which could, if not remedied, have a material adverse effect on:

(a)	its business, financial condition, operations, property, assets, affairs or undertaking;

(b)	its ability to repay any obligations under, or perform any other obligations in accordance with, the Note Documents; or

(c)	the ability of the Holder to enforce its material rights and remedies under any Note Document.

 “Material Agreements” shall mean those agreements (as amended, restated, supplemented, modified, renewed or replaced as permitted under this Note from time to time) of Alderon or any of its Subsidiaries the breach, non-performance or cancellation of which or the failure to renew, termination, revocation or lapse of which could reasonably be expected to have a Material Adverse Effect, and which cannot promptly be replaced by an alternative comparable contract with comparable commercial terms, which agreements as of the Closing Date have been disclosed to the Holder and true and complete copies thereof have been delivered to the Holder.

“Maturity Date” shall mean the Initial Maturity Date, or, if extended at the option of Alderon pursuant to Section 2.4, the Extended Maturity Date.

 “Note” has the meaning set out in the preamble.

“Note Documents” shall mean this Note, the Additional Note, the Security Documents and all other ancillary agreements, documents and instruments entered into in connection herewith and therewith.

“Permitted Debt” shall mean, at any time,

(a)	the obligations of Alderon under the Note Documents;

(b)	indebtedness of Alderon or any of its Subsidiaries owing to the Holder;

(c)
(i) Attributable Debt of Alderon or any of its Subsidiaries arising in connection with capital leases and (ii) obligations of Alderon or any of its Subsidiaries created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation; provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any Encumbrance given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof; provided further that the aggregate outstanding amount of such obligations and Attributable Debt of Alderon and its Subsidiaries shall not exceed at any one time $250,000;

(d)	indebtedness of Alderon in respect of Swap Agreements permitted by Section 8.1(k);

(e)	Attributable Debt of Alderon or any of its Subsidiaries arising in connection with operating leases entered into in the ordinary course of business;

(f)
indebtedness and cash management obligations in respect of netting services, overdraft protections and otherwise in connection with cash management deposit accounts in the ordinary course of business of Alderon or any of its Subsidiaries; provided that any such indebtedness is extinguished within 10 Business Days of incurrence;

(g)
indebtedness in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by Alderon or any of its Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business of Alderon or such Subsidiary;

(h)	Subordinated Debt;

(i)	indebtedness under the Sept-Îles Agreement;

(j)	trade payables and other similar indebtedness maturing in less than 90 days; and

(k)
all premiums (if any), interest due and payable (including post-petition interest), fees, expenses, charges and additional interest due and payable on obligations described in the foregoing subparagraphs (a) through (j), to the extent permitted by the terms of such indebtedness.

“Permitted Encumbrances” shall mean, at any time,

(a)
Encumbrances for taxes, assessments, governmental charges or other statutory Encumbrances or security interests not at such date due or delinquent, or the validity of which Alderon is contesting in good faith by appropriate proceedings and with respect to which adequate reserves are maintained in accordance with GAAP;

(b)
the Encumbrance of any judgment rendered, or claim filed, against Alderon and/or its property and assets which Alderon is contesting in good faith by appropriate proceedings with respect to which adequate reserves are maintained in accordance with GAAP;

(c)
undetermined or inchoate Encumbrances arising in the ordinary course of and incidental to current operations which have not, at such time, been filed pursuant to law against Alderon and/or its property and assets and which relate to obligations at such date not due or delinquent or relate to obligations being contested at such time in good faith by appropriate proceedings with respect to which adequate reserves are maintained in accordance with GAAP;

(d)	Encumbrances in favour of the Holder pursuant to the Security;

(e)	Encumbrances securing Permitted Debt specified in paragraph (c) of the definition thereof; provided that the aggregate amount secured thereby does not exceed $250,000;

(f)
any Encumbrance or trust arising in connection with workers’ compensation, employment insurance, pension and employment laws or regulations, so long as (i) Alderon’s obligations thereunder are not at such time due or delinquent or (ii) the validity of such Encumbrance or trust is being contested by the Alderon in good faith and by appropriate proceedings; provided that no execution in respect of such security interests, trust or deposit has been initiated or, if initiated, such execution has been stayed, and all such failures in the aggregate do not have a Material Adverse Effect;

(g)	Encumbrances granted by Alderon securing Subordinated Debt permitted to be incurred under this Note;

(h)	Encumbrances granted in respect of Swap Agreements permitted by Section 8.1(l);

(i)
easements and servitudes (including reciprocal easement agreements and utility agreements), reservations in favour of the Crown, encroachments, minor defects or irregularities in title, variation and other restrictions, charges or encumbrances (whether or not recorded) affecting the Kami Project, if applicable, and which in the aggregate (i) do not materially interfere with the occupation, use or enjoyment of the Kami Project by Alderon and (ii) do not materially and adversely affect the value, marketability or transferability of the Kami Project in the reasonable business judgment of the Holder;

(j)	the Encumbrances more particularly set out on Schedule B attached hereto;

(k)	the Royalty Agreement; and

(l)	all other Encumbrances consented to in writing by the Holder.

 “Prepayment Notice” has the meaning set out in Section 2.7(a).

“Release” shall mean any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub-surface strata.

“Royalty Agreement” shall mean the agreement dated as of December 6, 2010 between Altius, as payee, and Alderon, as payor.

“Security” shall mean the Encumbrances created or intended to be created in favour of the Holder under or pursuant to the Security Documents.

“Security Documents” shall mean the Kami Mortgage and any other agreements, documents and instruments entered into with or granted to the Holder designed or intended to guarantee or secure, directly or indirectly, the payment or performance of this Note.

“Sept-Îles Agreement” shall mean the agreement, dated as of July 13, 2012, by and between Alderon and the Sept-Îles Port Authority.

“Solvent” shall mean, with respect to any person (or group of persons taken as a whole) as of any date of determination, that, as of such date, (a) the sum of the indebtedness (including contingent obligations) of such person or group of persons does not exceed the fair value of the present assets of such person or group of persons, (b) the present fair saleable value of the assets of such person or group of persons is not less than the amount that will be required to pay the probable liabilities (including contingent obligations) of such person or group of persons on its debts as they become absolute and matured, and (c) such person or group of persons does not intend to incur, or believe that it will incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debt as they mature in the ordinary course of business of such person or group of persons.

“Subordinated Debt” shall mean any indebtedness of Alderon that is on terms and conditions (including, without limitation, terms and conditions with respect to cross-default, acceleration, covenants, events of default, pricing and maturity date), and to be utilized for a purpose, satisfactory to the Holder, acting reasonably, and which is fully subordinated to (a) all obligations of Alderon under this Note or any other Note Document, (b) all other obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not), of Alderon to the Holder and (c) the Security, by way of subordination and other agreements reasonably satisfactory to the Holder.

“Subsidiary” means, with respect to any person (“X”):

(a)
any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar body of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b)
any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c)
any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of Alderon.

“Swap Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement or contract involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended.

1.2 Extended Meanings.  The terms “hereto”, “hereby”, “hereunder”, “herein” and similar expressions refer to the whole of this Note and not to any particular Article, Section, clause or part hereof.  Words importing the singular number only include the plural and vice versa and words importing gender include all genders.

1.3 Currency.  Unless otherwise specified herein, all dollar amounts referred to in this Note are in Canadian dollars.

1.4 Sections and Headings.  The division of this Note into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Note.

ARTICLE II

The Note

2.1 Purpose.  This Note is being purchased solely to (a) finance the buy-in payment required to be made by Alderon under the Sept-Îles Agreement, (b) pay the Establishment Fee and the Commitment Fee and (c) pay other fees and expenses incurred in connection with this Note.

2.2 Purchase and Delivery.

(a)
Payment for the purchase of this Note shall be made by wire transfer in same day funds to the account(s) described in Schedule A attached hereto, specified by Alderon to the Holder against delivery of this Note, with any transfer taxes payable in connection with the sale of the Notes duly paid by Alderon.  Alderon hereby authorizes the Holder to deduct from the purchase price of this Note the Establishment Fee and the Commitment Fee payable pursuant to Section 2.7(a) and Section 2.7(b), respectively, and a reserve for the fees and expenses payable to the Holder pursuant to Section 10.5.

(b)	The purchase of this Note shall take place in a single purchase transaction on the Closing Date.

2.3 Payment at Maturity.  Subject to Section 9.2, the entire amount of the Note, together with accrued interest thereon, shall be repaid in full, unconditionally, on the Maturity Date.

2.4 Extension of Initial Maturity Date.  Alderon may, at its option, not less than 10 days prior to the Initial Maturity Date deliver to the Holder a written notice (the “Extension Notice”) requesting that the term of the Note be extended to March 31, 2014 (the “Extended Maturity Date”).  Upon delivery of the Extension Notice and subject to Section 5.2, the Initial Maturity Date shall be extended to the Extended Maturity Date; provided that (a) on or before such extension, the Holder shall have received evidence satisfactory to it that Alderon shall have received the requisite conditional approval to list the Converted Shares on the Toronto Stock Exchange and (b) Alderon agrees to (i) make the required application to NYSE MKT, LLC on the date that it receives a Conversion Notice in accordance with Section 4.2 and (ii) provide notice of the extension of this Note to Altius, in accordance with the Royalty Agreement on the date that it delivers the Extension Notice in accordance with this Section.  Alderon shall not be entitled to deliver the Extension Notice at any time when a Default or an Event of Default shall have occurred and be continuing.

2.5 Interest and Calculation.

(a)
The interest rate applicable to this Note shall be 8.00% per annum; provided that if the term of this Note is extended pursuant to Section 2.4, the interest rate applicable to this Note shall be 9.50% per annum, commencing on October 1, 2012.

(b)
Interest shall be payable by Alderon in arrears on (a) each Interest Payment Date during the term of the Note, and (b) the earlier of (i) the Maturity Date and (ii) the date on which the Note is unconditionally repaid in full and permanently cancelled.

(c)	All interest and fees payable in connection with this Note shall be computed on the basis of a 365 or 366-day year, as the case may be, and actual days elapsed.

2.6 Fees.  Alderon shall pay to the Holder:

(a)	a fee equal to 1.50% of the principal amount of the Note (the “Establishment Fee”), which shall be payable in cash from the proceeds of the Note on the Closing Date; and

(b)
a commitment fee in respect of the Additional Note equal to 0.75% of the principal amount of the Additional Note (which, for certainty, shall be $10,500,000) (the “Commitment Fee”), which shall be payable in cash from the proceeds of the Note on the Closing Date.

2.7 Optional Prepayment.

(a)
Alderon may, subject to the provisions of this Note, prepay any outstanding principal of this Note in whole or, subject to the last sentence of this paragraph, in part, upon not less than ten Business Days prior written notice to the Holder (which notice shall be irrevocable) specifying the proposed date and aggregate principal amount of such prepayment (each such notice, a “Prepayment Notice”).  No later than the eleventh Business Day after the delivery of any Prepayment Notice, Alderon shall pay to the Holder the amount specified in such Prepayment Notice, together with all accrued and unpaid interest thereon.  Each partial prepayment shall be in a minimum amount of $1,000,000.

(b)
Optional prepayments shall be applied in the following order: (i) first, to any accrued and outstanding interest payable on the date of such prepayment under this Note and (ii) then, to the outstanding principal of this Note payable on the Maturity Date.

2.8 Mandatory Prepayment.  In the event that Alderon consummates the Hebei Transaction prior to the Initial Maturity Date or the Extended Maturity Date, as applicable, Alderon shall immediately, but in any event within ten Business Days of such consummation, repay the entire principal amount of this Note then outstanding, together with all accrued and unpaid interest thereon, with the proceeds of the Hebei Transaction.

2.9 Future Transactions.  By purchase of this Note, the Holder hereby acknowledges confirms and agrees that, provided no Event of Default has occurred and is continuing, if the Hebei Transaction is not completed on or prior to August 31, 2012 the Holder shall, on the written request of Alderon, purchase an additional senior secured promissory note in the principal amount of no more than $10,500,000 (the “Additional Note”) from Alderon, the proceeds of which shall be used by Alderon solely to (a) fund or guarantee the second instalment, in an aggregate amount of $10,232,508, of the buy-in payment with respect to the Sept-Îles Agreement and (b) fund transaction costs and expenses associated with the Additional Note; provided that such Additional Note shall be issued on substantially the same terms and conditions as set out herein, including with respect to any necessary approval from the Toronto Stock Exchange.

ARTICLE III

Security

3.1 Mortgage.  Alderon shall provide to the Holder, as continuing collateral security for Alderon’s present and future indebtedness and liability under this Note and the Additional Note, if any, a mortgage (the “Kami Mortgage”) over the Kami Iron Ore Project in Western Labrador (the “Kami Project”) in form and substance satisfactory to the Holder, constituting a charge on such project, which charge shall be a first priority Encumbrance (subject only to Permitted Encumbrances, except for the Encumbrances described in clauses 1.1(g) and 1.1(e)1.1(h) of the definition of “Permitted Encumbrances”), together with:

(a)
all consents and authorizations required in connection with the grant of such Encumbrance and evidence that counterparts of the Kami Mortgage have been duly executed, acknowledged and delivered and are in form suitable for filing, registration or recording in all filing or recording offices that the Holder may deem necessary to create a valid first priority Encumbrance (subject only to Permitted Encumbrances, except for the Encumbrances described in clauses 1.1(g) and 1.1(e)1.1(h) of the definition of “Permitted Encumbrances”) on the Kami Project in favour of the Holder and that all filing, recording and similar taxes and fees have been paid; and

(b)
opinions of local Newfoundland and Labrador counsel with respect to customary matters including the enforceability of the Kami Mortgage and the validity, creation and perfection of the Encumbrances created thereby, which opinions shall be in form and substance satisfactory to the Holder.

ARTICLE IV

Conversion

4.1 Right of Conversion.  Subject to Section 4.11, the Holder may, at its option at any time during the period commencing on the date that the term of this Note is extended in accordance with Section 2.4 and ending at the close of business on the Business Day immediately preceding the Extended Maturity Date, convert all, or any part, of the outstanding principal and any accrued and unpaid interest of this Note into Common Shares; provided that if Alderon has delivered a Prepayment Notice to the Holder in accordance with Section 2.7(a), no conversion shall be permitted with respect to the prepayment amount set out in such Prepayment Notice, so long as such prepayment is actually made by Alderon on the date specified in such Prepayment Notice.

4.2 Notice of Conversion.  In order to exercise the conversion right contained herein, the Holder shall deliver a written notice to Alderon of its intent to exercise such conversion,  specifying the proposed date of conversion (the “Conversion Date”) and the principal amount and any accrued and unpaid interest to be converted and the Conversion Price therefor (each such notice, a “Conversion Notice”), no later than five Business Days prior to the Conversion Date specified in such Conversion Notice.

4.3 Conversion Price.  Subject to adjustment pursuant to Section 4.8, on any Conversion Date, the Note shall be convertible into Common Shares at a conversion price equal to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date on which the Holder delivers a Conversion Notice (the “Conversion Price”).

4.4 Issue of Common Shares; Interest.  On any Conversion Date, the Holder shall surrender this Note to Alderon for cancellation and the Corporation shall (a) subject to Section 4.11, as soon as practicable after the Conversion Date, issue to the Holder, or to its written order, certificates representing such number of Common Shares (the “Converted Shares”) as are issuable in accordance with the provisions hereof, (b) if the entire principal amount and all accrued and unpaid interest due under this Note has not been converted by the Holder, issue to the Holder a replacement Note in the same form of this Note (except as to the principal amount so converted) evidencing the principal amount of this Note remaining outstanding following any such conversion, and (c) if all accrued and unpaid interest due on the principal amount so converted has not been converted by the Holder, pay to the Holder, in cash, the accrued and unpaid interest on the principal amount of this Note so converted from the period from and including the preceding Interest Payment Date until (but not including) the Conversion Date.  Upon surrender of this Note to Alderon by the Holder, Alderon will promptly mark this Note as “cancelled” or “cancelled and replaced”, as the case may be.

4.5 Contract Between Alderon and the Holder.  The delivery of a Conversion Notice by the Holder, together with the surrender of this Note for cancellation, shall be deemed to constitute a contract between the Holder and Alderon whereby, effective as of the Conversion Date: (a) the Holder subscribes for the number of Common Shares which the Holder shall be entitled to receive on the conversion, (b) the Holder releases Alderon from all liability to pay that portion of the principal amount and related accrued and unpaid interest due under this Note and so converted, and (c) Alderon agrees that the surrender of this Note for conversion (and issuance of a replacement note, if applicable) constitutes full payment of the subscription price for the Common Shares issuable upon such conversion.  Thereupon the Holder will be entitled to be entered in the books of Alderon, as of the Conversion Date, as the holder of the Converted Shares.

4.6 Reservation of Shares.  Alderon shall at all times, so long as any principal amount under this Note remains outstanding, ensure that there remains available out of its authorized but unissued Common Shares, for the purpose of effecting any conversion, such number of Common Shares as may from time to time be issuable upon a conversion.  Alderon covenants and agrees that all Common Shares which shall be issued on conversion shall be duly and validly issued as fully paid and non-assessable shares.

4.7 Share Transfer Restrictions.  The Holder hereby agrees and consents by acceptance hereof that the Converted Shares shall only be transferable in accordance with applicable securities laws.  Unless Alderon shall provide otherwise, each share certificate representing Converted Shares shall bear a legend to the effect that the transfer of such Converted Shares is prohibited except in accordance with Regulation S under the U.S. Securities Act or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

4.8 Adjustment to Conversion Price.  The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)
If and whenever at any time while any principal remains outstanding under this Note, Alderon shall (i) subdivide its then outstanding Common Shares into a greater number of Common Shares, (ii) consolidate its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of the outstanding Common Shares by way of stock dividend or other distribution (any of such events in these clauses (i), (ii) and (iii), a “Common Share Reorganization”), then the Conversion Price shall be adjusted effective immediately on the effective date of the event in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purposes of any such dividend or distribution in (iii) above, as the case may be, by multiplying the Conversion Price in effect immediately prior to such effective date or record date, as the case may be, by a fraction, the numerator of which shall be the number of outstanding Common Shares on such effective date or record date, as the case may be, before giving effect to such Common Share Reorganization and the denominator of which shall be the number of outstanding Common Shares after giving effect to such Common Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares.  Such adjustment shall be made successively whenever any such effective date or record date shall occur, and any such issue of Common Shares by way of stock dividend or other distribution shall be deemed to have been made on the record date for the stock dividend or other distribution for the purpose of calculating the number of outstanding Common Shares under this Section 4.8(a).

(b)
If and whenever at any time while any principal remains outstanding under this Note there is, as permitted hereunder, a capital reorganization of Alderon or a reclassification of the Common Shares or other change of the Common Shares (other than a Common Share Reorganization) or a consolidation or an amalgamation or merger of Alderon with or into any other person (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the undertaking or assets of Alderon to another person in which the holders of Common Shares are entitled to receive shares or other securities or property (any of such events being a “Capital Reorganization”), the Holder thereafter shall, upon Conversion, be entitled to receive, and shall accept, in lieu of the number of Common Shares to which it was theretofore entitled upon such Conversion, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which it was theretofore entitled upon Conversion.

(c)
There will be no adjustment of the Conversion Price in respect of any event described in clause (a) or (b) of this Section 4.8 if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if it had effected the Conversion prior to or on the applicable effective date or record date.

(d)
In any case in which this Section 4.8 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, Alderon may defer, until the occurrence of such event, issuing to the Holder, in the event a Conversion is effected after such record date and before the occurrence of such event, the additional Common Shares issuable upon such Conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided that Alderon shall deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of Conversion or such later date as the Holder would, but for the provisions of this clause (d) have become the Holder of record of such additional Common Shares.

(e)
The adjustments provided for in this Section 4.8 are cumulative, shall be computed to the nearest one tenth of one cent and shall be made successively whenever an event referred to therein shall occur; provided that, notwithstanding any other provision of this Section 4.8, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided further that any adjustments which by reason of this clause (e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(f)
In the event of any question arising with respect to the adjustments provided in this Section 4.8, such question shall be conclusively determined by a nationally recognized firm of chartered accountants mutually acceptable to Alderon and the Holder.  Such accountants shall have access to all necessary records of Alderon and such determination shall be binding upon Alderon and the Holder.

4.9 No Requirement to Issue Fractional Shares. No fractional share or scrip representing fractional shares shall be issued upon any conversion of this Note.  If any fractional interest in a share would, except for the provisions of this Section, be deliverable upon conversion, Alderon shall pay to the Holder an amount in cash equal (to the nearest cent) to the appropriate fraction of the Conversion Price.

4.10 Notice of Adjustment of Conversion Price, Etc.  If there shall be any adjustment to the Conversion Price as provided in Section 4.8, Alderon shall forthwith cause written notice thereof to be sent to the Holder, which notice shall be accompanied by a certificate of an officer of Alderon setting forth in reasonable detail the basis of such adjustment.

4.11 Shareholder Approval.  Notwithstanding anything herein to the contrary, to the extent that, following any conversion, the Holder would own, beneficially or of record, greater than 19.99% of the outstanding Common Shares, the approval of the shareholders of Alderon shall be required prior to such conversion.  In the event that the Corporation exercises its option to extend the Initial Maturity Date of this Note under Section 2.4, immediately upon such extension, the Corporation will call a meeting of its shareholders to be held as soon as practicable and shall solicit proxies in forms of a resolution to approve conversion of an amount of principal of this Note into a number of Common Shares that would result in the Holder owning greater than 20% of the outstanding Common Shares

ARTICLE V

Conditions Precedent

5.1 Conditions Precedent to Purchase.  The obligation of the Holder to purchase this Note on the Closing Date is subject to, in addition to the conditions precedent set forth in Section 5.2, the satisfaction of the following conditions precedent:

(a)	Alderon shall have executed and delivered this Note, the Security Documents and any other Note Document to which it is a party;

(b)
the Holder shall have received evidence satisfactory to it of registration in the necessary jurisdictions of the Encumbrances or notices thereof in favour of the Holder, as required under applicable law, created by the Security Documents in order to preserve or protect such Encumbrances or other arrangements for effecting such registrations acceptable to the Holder, together with all searches necessary in connection therewith (which searches shall disclose no Encumbrances on the assets of Alderon other than Permitted Encumbrances and Encumbrances being discharged as of the Closing Date (or within a mutually agreed upon time after the Closing Date));

(c)
the Holder shall have received satisfactory evidence that the Holder shall have a valid and perfect first priority  Encumbrance (subject only to Permitted Encumbrances) in the Kami Project or that arrangements in respect thereof shall have been made that are reasonably satisfactory to the Holder, in each case required by the terms of the Security Documents;

(d)
Alderon shall have delivered to the Holder (i) a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, (ii) certified copies of its constating documents, by-laws and the resolutions authorizing the Note Documents and transactions hereunder and thereunder, and (iii) an officer’s certificate as to the incumbency of the officers of Alderon, as the case may be, signing the Note Documents;

(e)	Alderon shall have delivered to the Holder an officer’s certificate as to the Material Agreements in effect as of the Closing Date;

(f)
the Holder shall have received evidence satisfactory to it that all requisite governmental, regulatory, third-party and other approvals, including the consent of Hebei, shall have been received by Alderon and shall remain in effect, and that all applicable waiting periods shall have expired without any adverse action being taken by any competent authority;

(g)
there shall not have occurred any event, action or condition of any nature whatsoever that, in the sole opinion of the Holder, could reasonably result in a Material Adverse Effect, since December 31, 2011;

(h)
the Holder shall have received a legal opinion from (i) Cassels Brock & Blackwell LLP, counsel to Alderon, and (ii) Ottenheimer Baker, Barristers & Solicitors, Newfoundland and Labrador counsel to the Holder each in form and substance satisfactory to the Holder in its sole discretion;

(i)	the Holder shall have received all documentation and other information required by it under applicable “know your customer” and anti-money laundering rules and regulations; and

(j)
all fees and expenses previously agreed between Alderon and the Holder, including the Establishment Fee and the Commitment Fee, shall have been paid by Alderon concurrently with the advance of proceeds under the Note on the Closing Date;

5.2 Additional Conditions Precedent to Purchase and Extension.  On or before the purchase of this Note by the Holder on the Closing Date and the extension of the term of this Note in accordance with Section 2.4, the following conditions shall be satisfied:

(a)
the representations and warranties set forth in this Note shall be true and accurate in all respects on and as of the Closing Date and, if applicable, the date on which the term of this Note is extended in accordance with Section 2.4; and

(b)
no default under this Note or under the Security or any Event of Default shall have occurred and be continuing, nor shall the advance of the proceeds of the Note result in the occurrence of any Event of Default.

5.3 Waiver.  The conditions precedent set forth in Sections 5.1 and 5.2 are for the sole benefit of the Holder and may be waived by the Holder, in whole or in part (with or without terms or conditions).

ARTICLE VI

Representations and Warranties

6.1 Representations and Warranties.  Alderon represents and warrants to the Holder, on the Closing Date and on each other date required by Section 5.2, acknowledging and confirming that the Holder is relying thereon without independent inquiry in purchasing this Note, that:

(a)
Incorporation and Qualification.  Alderon and each of its Subsidiaries is validly existing and in good standing under the laws of its governing jurisdiction and has the power and authority to carry on its business, own property, borrow, incur or guarantee, as the case may be, monies and other obligations to the Holder, and issue instruments or enter into agreements in respect thereof, execute and deliver the documents required by this Note, and observe and perform the terms and provisions of this Note, the Security, and any other Note Document to which it is a party.

(b)
Authorization and Enforceability.  Each of this Note, the Security, and the other Note Documents, has been duly authorized by Alderon and is valid and binding on and enforceable against Alderon and such Subsidiary, except as enforceability may be limited by general principles of equity and laws affecting creditor’s rights generally.

(c)
Title.  Alderon has good, valid and marketable title to all of its property and assets, including without limitation the Kami Project, and each of its property and assets, including without limitation the Kami Project, are not subject to any Encumbrances other than Permitted Encumbrances.

(d)
Encumbrances.  Neither Alderon nor any of its Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any person may have or be entitled to any Encumbrance on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.

(e)
No Conflict.  There are no laws, statutes or regulations applicable to or binding on Alderon or its Subsidiaries, and no provisions in any of their respective articles or by-laws, resolutions, Material Agreements that would be contravened, breached or violated by the execution, delivery, performance or observance of any terms of this Note, the Security, or any other Note Document.

(f)
No Default.  No default under any Note Document, nor any default or Event of Default under this Note has occurred nor has any event occurred which, in time, would constitute a default under this Note, the Security or any other Note Document, or which would constitute a default under any other Material Agreement.

(g)
Absence of Litigation.  There are no actions, suits or proceedings, including appeals or applications for review or any pending actions, suits or proceedings, against Alderon or any of its Subsidiaries before any court of administrative agency which could reasonably be expected to result in a Material Adverse Effect.

(h)
Required Permits.  All material authorizations, approvals, consents, licenses, exemptions, filings, registrations, notarizations and other requirements of governmental, judicial and public bodies and authorities required or reasonably necessary to carry on Alderon’s and its Subsidiaries’ business have been obtained or effected and are in full force and effect.

(i)	Accuracy of Financial Information.

(i)
The financial statements of Alderon delivered to the Holder fairly and accurately present the present consolidated financial position of Alderon, and have been prepared by Alderon and, as applicable, its auditors in accordance with GAAP; and

(ii)
all information, materials and documents, including all cash flow projections, economic models, capital and operating budgets and other information and data prepared and provided to the Holder in respect of the transactions contemplated by this Note, or as required by the terms of this Note, were, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation, and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof.

(j)
Taxes, Charges, Etc.  Any taxes and assessments and government charges or Encumbrances imposed on property, earnings, labour or materials which might result in an Encumbrance upon the property of Alderon or any of its Subsidiaries have been paid by it, unless such taxes, assessments, charges or liens are being diligently contested in good faith and appropriate reserves have been made in accordance with GAAP.

(k)	Environmental.

(i)
Alderon and each of its Subsidiaries, and their respective properties, assets and undertakings comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect; further, Alderon does not know, nor has reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance have or would reasonably be expected to have a Material Adverse Effect.

(ii)
Neither Alderon nor any of its Subsidiaries has received written notice and, except as previously disclosed to the Holder in writing, has no knowledge after due inquiry, of any facts which could give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has or would reasonably be expected to have a Material Adverse Effect and has not received any notice that Alderon or any of its Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action (or for a clean up or corrective action in or under the jurisdiction of any other governmental authority) in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.

(l)	Compliance with Laws. Alderon and each of its Subsidiaries is in material compliance with the requirements of all applicable law, including all Environmental Laws.

(m)	No Material Adverse Effect. Since March 31, 2012, no event or circumstance has occurred or is continuing which has had or would reasonably be expected to have a Material Adverse Effect.

(n)	Subsidiaries. The only Subsidiaries of Alderon as of the Closing Date are set forth on Schedule C attached hereto.

(o)
Solvency.  Both before and after giving effect to (i) the advance of the proceeds of this Note on or prior to the date this representation and warranty is made or remade and (ii) the payment and accrual of all transaction costs in connection with the foregoing, Alderon and its Subsidiaries, taken as a whole, are Solvent.

(p)	Hebei Transaction. As of the Closing Date, there have been no amendments or waivers of any material terms of the Hebei Subscription Agreement, other than as disclosed to the Holder.

6.2 Deemed Repetition.  On the date of the extension of the term of this Note in accordance with Section 2.4:

(a)	each of the representations and warranties contained in Section 6.1 shall be deemed to be repeated; and

(b)
Alderon shall be deemed to have represented to the Holder that, except as has otherwise been notified to the Holder and has been waived in writing in accordance herewith, no event has occurred and remains outstanding which would constitute a default or an Event of Default nor will any such event occur as a result of the aforementioned extension.

6.3 Other Documents.  All representations, warranties, certifications and statements of Alderon contained in any other Note Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by Alderon to the Holder under Section 6.1 of this Note.

6.4 Effective Time of Repetition.  All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof or as at another date.

6.5 Nature of Representations and Warranties.  The representations and warranties set out in this Note or deemed to be made pursuant hereto shall survive the execution and delivery of this Note and the extension of the proceeds of this Note, notwithstanding any investigations or examinations which may be made by the Holder or counsel to the Holder.  Such representations and warranties shall survive until this Note has been terminated; provided that the representations and warranties relating to environmental matters shall survive the termination of this Note.

ARTICLE VII

Affirmative Covenants

7.1 Affirmative Covenants.  So long as any principal under this Note or any obligation of Alderon to the Holder remains outstanding, and unless consent or waiver is given in accordance with Section 10.3 hereof, Alderon covenants and agrees with the Holder that:

(a)
Payment and Performance.  (i) Alderon shall pay all amounts of principal, interest, fees and other amounts payable hereunder on the dates, times and the place specified in this Note or under any other Note Document and (ii) Alderon and each of its Subsidiaries shall perform and observe all of its respective obligations under the Note Documents.

(b)
Existence; Compliance and Preservation.  Alderon shall maintain its corporate existence, comply with all applicable laws and preserve and keep all material agreements, rights, franchises, licenses, operations, contracts or other arrangements required or advisable for its business and operations in full force and effect.

(c)
Payment Obligations.  Alderon shall, and shall cause each of its Subsidiaries to pay, when due, any taxes and assessments and government charges or liens imposes on property, earnings, labour or materials which might result in an Encumbrance upon the property of such person, unless such taxes, assessments, or Encumbrances are being diligently contested in good faith and appropriate reserves have been made in accordance with GAAP.

(d)
Compliance with Laws.  Alderon shall, and shall cause each of its Subsidiaries to comply with all regulatory bodies and applicable laws, rules and regulations, including all Environmental Laws in all material respects.

(e)	Reporting Requirements. Alderon shall deliver to the Holder:

(i)
as soon as available and, in any event within 30 days after each month end, commencing with the month ending July 31, 2012, unaudited consolidated monthly financial statements of Alderon for each such month and consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for such period in reasonable detail;

(ii)
within 45 days after each fiscal quarter of Alderon, commencing with the fiscal quarter ending September 30, 2012, unaudited consolidated financial statements of Alderon, consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such fiscal quarter and in reasonable detail and stating in comparative form the figures for the previous fiscal year; provided that Alderon may satisfy and comply with this Section 7.1(e)(ii) by filing such financial statements with SEDAR and/or EDGAR within 45 days following the end of the applicable fiscal quarter;

(iii)
within 90 days after each fiscal year of Alderon, audited consolidated financial statements of Alderon, consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such fiscal quarter and in reasonable detail and stating in comparative form the figures for the previous fiscal year, accompanied by the auditors’ letter to management; provided that Alderon may satisfy and comply with this Section 7.1(e)(iii) by filing such financial statements with SEDAR and/or EDGAR within 90 days following the end of the applicable fiscal year; and

(iv)
such other information, reports, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of Alderon and its Subsidiaries as the Holder may reasonably request.

(f)
Inspection.  Alderon shall allow the Holder access to visit and inspect its respective books and records, other assets, property and premises during normal business hours and on two days written notice.

(g)
Insurance.  Alderon and each of its Subsidiaries shall maintain adequate and appropriate insurance on its respective assets, including protection against public liability and “all-risk” perils, and have the Holder named as a loss payee under such policies.

(h)	Books and Records. Alderon shall, and shall cause each of its Subsidiaries to keep and maintain its respective books of account and other accounting records in accordance with GAAP.

(i)	Other Financial Information. Alderon and each of its Subsidiaries shall provide the Holder with information and financial data as it may reasonably request from time to time.

(j)
Maintenance of Properties.  Alderon shall, and shall cause each of its Subsidiaries to maintain all of its respective material properties, assets and equipment in good repair and working condition, reasonable wear and tear excepted.

(k)
Security.  Alderon shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law or which the Holder may reasonably request, in order to effectuate the transactions contemplated by the Note Documents and in order to grant, preserve, protect and perfect the validity and priority of the Encumbrances created or intended to be created by the Security Documents.

(l)
Senior Ranking.  Alderon shall cause to be done all things necessary to ensure that its obligations under the Note Documents are at all times secured and rank ahead of all of its other indebtedness, as the case may be, other than obligations that by mandatory operation of law rank ahead.

(m)
Notification.  Alderon shall notify the Holder of (i) any material litigation commenced or threatened against it and furnish the Holder with copies of details of any such material litigation or proceedings at the Holder’s reasonable request, (ii) any event or action which could reasonably be expected to have a Material Adverse Effect, (iii) the occurrence of any default or Event of Default, and (iv) any change of its name or any change in its operational locations, at least 30 days in advance of such change.

(n)	Use of Proceeds. Alderon shall use the proceeds of the Note solely for the purposes set forth in Section 2.1.

(o)	Environmental.

(i)
Without limiting the generality of clause (d) above, Alderon shall (and shall cause each of its Subsidiaries to), and shall cause and any other party acting under their direction to, conduct their business and operations so as to comply at all times in all material respects with all Environmental Laws.

(ii)	If Alderon or any of its Subsidiaries shall:

(A)	receive or give any notice that a material violation of any Environmental Law has or may have been committed or is about to be committed by the same;

(B)	receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a material violation of any Environmental Law; or

(C)
receive any notice requiring Alderon or any of its Subsidiaries, as the case may be, to take any action in connection with the Release of Hazardous Materials into the environment or alleging that Alderon or any of its Subsidiaries may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby,

Alderon shall promptly provide the Holder with a copy of such notice and shall furnish to the Holder from time to time all reasonable information requested by the Holder relating to the same.

(p)
Material Agreements.  Alderon shall perform and observe in all material respects all terms and provisions of each Material Agreement to be performed or observed by it and shall maintain each such Material Agreement in full force and effect.

ARTICLE VIII

Negative Covenants

8.1 Negative Covenants.  So long as any principal under this Note or any obligation of Alderon to the Holder remains outstanding, and unless consent or waiver is given in accordance with Section 10.3 hereof, Alderon covenants and agrees with the Holder that:

(a)	Limitation on Indebtedness. Neither Alderon nor any of its Subsidiaries shall incur or create any further or additional indebtedness except for Permitted Debt.

(b)	Limitation on Encumbrances. Neither Alderon nor any of its Subsidiaries shall permit any Encumbrance on its respective properties, assets or undertaking other than Permitted Encumbrances.

(c)
Limitation on Investments.  Neither Alderon nor any of its Subsidiaries shall invest money in or, subject to clause (j) below, lend money to any person, firm, joint venture, partnership, company or corporation whether by way of loan, acquisition of shares, acquisition of debt obligations or in any other way whatsoever.

(d)	Limitation on Contingent Obligations. Neither Alderon nor any of its Subsidiaries shall incur any absolute or contingent obligation to (directly or indirectly):

(i)	advance or supply funds for the payment or purchase of any indebtedness of any other person;

(ii)
purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any person to make payment of indebtedness or to assure the holder thereof against loss;

(iii)	guarantee, indemnify, hold harmless or otherwise become liable to any creditor of any other person from or against any losses, liabilities or damages in respect of indebtedness;

(iv)	make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof to Alderon or any of its Subsidiaries (as applicable); or

(v)
make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another person, other than (A) the incurrence of Permitted Debt or (B) in favour of the Holder for or in respect of the obligations under the Note Documents or other indebtedness of Alderon or its Subsidiaries owing to the Holder.

(e)	Limitation on Acquisitions. Neither Alderon nor any of its Subsidiaries shall acquire any properties or assets, except in the ordinary course of business.

(f)
Fundamental Changes.  Neither Alderon nor any of its Subsidiaries shall amalgamate, merge, consolidate or effect any other transaction whereby any material part of its assets becomes the property of another person (including by way of liquidation, dissolving, winding up or the taking of any steps or proceedings in connection therewith), except for (i) the winding up of 0860132 B.C. Ltd. and (ii) any amalgamation, merger or consolidation of any Subsidiary of Alderon with or into Alderon; provided that Alderon shall be the continuing or surviving corporation of any such amalgamation, merger or consolidation.

(g)
Change of Business. Neither Alderon nor any of its Subsidiaries shall change in any material respect the nature of its business or operations from the types of businesses and operations carried on by Alderon and its Subsidiaries on the date of this Note.

(h)
Disposition of Assets.  Neither Alderon nor any of its Subsidiaries shall sell, lease, assign, transfer, convey or otherwise dispose of its property or assets other than sales of inventory or sales or dispositions of obsolete assets, in each case, in the ordinary course of business.

(i)	Conduct of Business. Neither Alderon nor any of its Subsidiaries shall cease to carry on the business currently being carried on by it at the date of this Note.

(j)
Limit on Distributions. Alderon shall not make any distribution, where “distribution” shall mean: (i) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in Alderon’s capital or equity or other ownership interests (including any return of capital), (ii) the redemption, retraction, repurchase, retirement or other acquisition, in whole or in part, of any shares in Alderon’s capital or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the Alderon’s capital, including, without limitation, options, warrants, conversion or exchange privileges and similar rights, (iii) the making of any loan or advance or any other provision of credit to any shareholder, partner or owner of Alderon, or (iv) the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other debt owing at any time by Alderon to any shareholder of Alderon, Affiliates of the Alderon, or shareholders of Affiliates of Alderon.

(k)
Swap Agreements.  Neither Alderon nor any of its Subsidiaries shall enter into any Swap Agreement, except (i) Swap Agreements entered into to hedge or mitigate risks to which Alderon or such Subsidiary has actual exposure (other than those in respect of shares of capital stock or other equity interests of Alderon or any of its Subsidiaries) and (ii) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of Alderon or such Subsidiary.

(l)
Capital Expenditures. Neither Alderon nor any of its Subsidiaries shall incur, or commit to incur any capital expenditures in any fiscal year of Alderon in an aggregate amount in excess of the amount approved therefor in Alderon’s then-applicable capital budget.

(m)
Certain Payments of Indebtedness.  Neither Alderon nor any of its Subsidiaries shall make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any indebtedness of Alderon or such Subsidiary, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such indebtedness, or any other payment (including any payment under any Swap Agreement) that has a substantially similar effect to any of the foregoing, except, so long as no default or Event of Default is then continuing or would arise therefrom, payment of regularly scheduled interest and principal payments as, in the form of payment and when due in respect of any indebtedness, other than payments in respect of any Subordinated Debt prohibited by the subordination provisions thereof.

(n)
Material Amendments.  Neither Alderon nor any of its Subsidiaries shall amend, modify or change in any manner any material term or condition of (i) its constating documents or by-laws (or other governing documents) which are adverse in any material respect to the Holder’s interests hereunder or the Encumbrances arising under or created by the Security Documents or (ii) any Subordinated Debt in a manner that is materially adverse to the Holder or would materially impair the rights or interest of the Holder, nor shall Alderon grant any waivers in respect of any Material Agreement, which waiver could reasonably be expected to have a Material Adverse Effect.

(o)
Ability of Subsidiaries to Pay Dividends.  No Subsidiary of Alderon shall, directly or indirectly, voluntarily create or otherwise voluntarily cause or suffer to exist or become effective any encumbrance or restriction on the ability of such Subsidiary to (i) pay dividends or make any other distributions on its capital stock or any other equity interests or (ii) make or repay loans or advances to Alderon, except for encumbrances or restrictions under this Note and the other Note Documents or under applicable law.

(p)
Transactions with Affiliates.  Save and except for transactions associated with existing arrangements and agreements described in Schedule D attached hereto, or as otherwise disclosed in the condensed interim consolidated financial statements of Alderon as of March 31, 2012 and for the three month periods ended March 31, 2012 and March 31, 2011, neither Alderon nor any of its Subsidiaries shall effect any transaction with any of their respective Affiliates on a basis less favourable to Alderon or such Subsidiary than would be the case if such transaction had been effected with a person under no compulsion to act that was not an Affiliate of Alderon or such Subsidiary.

(q)
Accounting Changes.  Neither Alderon nor any of its Subsidiaries shall (i) make any material change in accounting policies or reporting practices, except as required or permitted by GAAP or (ii) cause its fiscal year to end on a date other than December 31.

(r)	Subsidiaries. Alderon shall not, and shall not permit its Subsidiaries to, create any new Subsidiary.

8.2 Hebei Transaction.  Notwithstanding anything else contained in this Note and/or the Security Documents, it shall not be a violation and/or breach of any of the covenants set out in Section 8.1(a) through 8.1(r), inclusive, and no Event of Default shall occur and be continuing as a result thereof, solely as the result of Alderon effecting and completing the Hebei Transaction and entering into and performing its obligations under and pursuant to the documents and agreements (in the form thereof as of the Closing Date) to be delivered in connection therewith.

ARTICLE IX
Events of Default

9.1 Events of Default.  The occurrence of any one or more of the following events (each such event being referred to herein as an “Event of Default”) shall constitute an Event of Default under this Note:

(a)
Failure to Pay. Alderon defaults in the due and punctual payment of (i) any principal, as and when the same becomes due and payable, whether at maturity or otherwise or (ii) interest, fees or other amount owing under this Note, and such failure continues for three Business Days following the relevant due date for such payment.

(b)
Failure to Deliver Common Shares.  Alderon fails to deliver Common Shares or other consideration payable upon the conversion of any principal amount of this Note in accordance with ARTICLE IV to the Holder, as and when the same becomes due or payable.

(c)
Breach of Covenants.  Alderon defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Note Documents, and no waiver is obtained for such breach or such default continues for a period of 30 days after notice thereof is given to Alderon by the Holder.

(d)
Incorrect Representations.  Any representation or warranty made by Alderon under any Note Document shall prove to have been incorrect or misleading in any material respect on and as of the date made and no waiver is obtained by such misrepresentation or the facts or circumstances which make such representation or warranty materially incorrect or misleading are not remedied and the representation or warranty in question remains materially incorrect or misleading more than 30 days after notice thereof is given to Alderon by the Holder.

(e)
Insolvency.  A judgment, decree or order of a court of competent jurisdiction is entered against Alderon (i) adjudging Alderon bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law or (ii) ordering the involuntary winding up or liquidation of the affairs of Alderon, or (b) if any receiver, trustee, liquidator or other person with like powers is appointed over all, or substantially all, of the property of Alderon and in each such case, such judgment, decree, petition, order or appointment is not stayed within 20 days of its entry.

(f)
Winding-Up.  (i) an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of Alderon pursuant to applicable laws, (ii) Alderon  institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law, (c) Alderon consents to the filing of any petition under any such law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of its property, (d) Alderon  makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (e) Alderon takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)
Cross-Default.  An event of default (howsoever defined) occurs or exists under any indenture, agreement or other instrument evidencing or governing indebtedness for borrowed money of Alderon in excess of $250,000 and the holder or holders of such indebtedness are entitled to commence, or have commenced, the enforcement of security they hold for such indebtedness (if any) or the exercise or enforcement of any other creditors’ remedies to collect such indebtedness.

(h)
Judgments.  A judgment or order is obtained against Alderon for an amount in excess of $250,000, in the aggregate, which remains unsatisfied, undischarged, unvacated, unbinded or unstayed for a period of 30 days during which such judgment shall not be on appeal or execution thereof shall not be effectively stayed.

(i)
Liens; Seizures.  The property of Alderon shall be seized (including by way of execution, attachment, garnishment or distraint) or any Encumbrance, other than Permitted Encumbrances, thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations of Alderon or such Subsidiary, or any sheriff civil enforcement agent or other person shall become lawfully entitled to seize or distrain upon any such property under applicable laws whereunder such remedies are provided, and the fair market value of all such affected property is in excess of $250,000, in the aggregate.

(j)
Enforceability of Note Documents.  Any material provision of any Note Document ceases at any time to be in full force and effect, is declared to be void or voidable or is repudiated, or the validity or enforceability thereof is any time contested by Alderon, or any Encumbrance, other than a Permitted Encumbrance, constituted pursuant to the Note Documents ceases to have the priority contemplated therein.

(k)
Loss and Priority of Security.  Any of the Security, other than Permitted Encumbrances, shall cease to be a valid security interest against the Kami Project as against third parties (and the same is not forthwith effectively rectified or replaced by Alderon upon becoming aware of the same).

(l)	Material Adverse Effect. Any event or circumstance has occurred and is continuing which, in the opinion of the Holder, has had or would reasonably be expected to have a Material Adverse Effect.

9.2 Acceleration.  Upon the occurrence of an Event of Default, the entire principal amount of the Note and other indebtedness and obligations under the Note shall, at the option of the Holder become immediately due and payable upon written notice to that effect from the Holder to Alderon, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by Alderon); provided that upon the occurrence of an Event of Default specified in Sections 9.1(e) or 9.1(f) above, such indebtedness and obligations shall automatically become due and payable, in each case, without any requirement that notice be given to Alderon and without any further act of the Holder whatsoever.

9.3 Set-Off.  In addition to, and not in derogation of, any of its other rights of set-off under applicable law, the Holder shall have a right of set-off against any obligations of the Holder to Alderon during the continuance of an Event of Default.

9.4 Royalty Agreement.  Notwithstanding anything else contained herein or in the other Note Documents, any transfer of the Kami Project pursuant to an enforcement action or other realization under the Security Documents shall be made subject to the Royalty Agreement, such that the transferee of the Kami Project on any such transfer shall be bound by all terms and conditions of the Royalty Agreement as though it was an original party thereto.  By purchase of this Note, the Holder acknowledges and agrees that it shall, on or prior to any such transfer, provide, or cause any other proposed transferee to provide, a written acknowledgement to Altius that it or such other proposed transferee has assumed all obligations under the Royalty Agreement, in form and substance satisfactory to Altius, acting reasonably.

ARTICLE X

General

10.1 Assignments, Participations, and Pledge.

(a)
The Holder shall have the right to assign all or a part of this Note.  Alderon shall not assign its rights or obligations under this Note or any other Note Document without the prior written consent of the Holder.

(b)
The Holder shall have the right to sell participations in all or part of this Note; provided that (i) the Holder’s obligations under this Note shall remain unchanged, (ii) the Holder shall remain solely responsible to Alderon for the performance of such obligations and (iii) Alderon shall continue to deal solely and directly with the Holder in connection with the Holder’s rights and obligations under the Note Documents.  Any agreement or instrument pursuant to which the Holder sells such a participation shall provide that the Holder shall retain the sole right to enforce this Note and the other Note Documents and to approve any amendment, modification, or waiver of any provision of this Note or the other Note Documents; provided that such agreement or instrument may provide that the Holder will not, without the consent of the participant, agree to any amendment, waiver or other modification that directly affects such participant.  Any payment by a participant to the Holder in connection with a sale of a participation shall not be or be deemed to be a repayment by Alderon of any principal amount outstanding under this Note.

(c)
In order to permit the assignment and transfer of a portion of any of this Note by the Holder in accordance with clause (a), Alderon shall, upon request from the Holder, issue a replacement Note in the aggregate principal amount being so assigned and deliver such replacement Note to the Holder in exchange for the surrender of this Note.  Upon receipt of this Note, Alderon shall promptly mark such Note as “cancelled and replaced”.

(d)
Unless Alderon shall provide otherwise, any offer, sale or other transfer of this Note may only be made to (i) Alderon or a subsidiary thereof, (ii) outside the United States in accordance with Regulation S under the U.S. Securities Act, (iii) pursuant to Rule 144A under the U.S. Securities Act to a person the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A under the U.S. Securities Act, or (iv) pursuant to any other available exemption from the registration requirements of the U.S. Securities Act, subject to Alderon’s right prior to any such offer, sale or transfer pursuant to clauses (ii), (iii) or (iv) to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to Alderon.

(e)
Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing this Note, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend to the effect set forth in Section 10.1(d) hereof.

(f)
The Holder may at any time pledge or assign an Encumbrance in all or any portion of its rights in this Note to secure the obligation of the Holder, but no such pledge or assignment shall release the Holder from any of its obligations under this Note or substitute such pledge or assignee for the Holder as a party to any Note document.

10.2 Replacement Notes.

(a)
Subject to Section 10.1(e), if this Note has been mutilated and is surrendered to Alderon or Alderon receives evidence to its satisfaction of the destruction, loss or theft of this Note, Alderon shall issue a replacement Note; provided that an indemnity bond must be supplied by the Holder that is sufficient in the reasonable judgment of Alderon to protect it from any loss that it may suffer if this Note is replaced.

(b)
Every replacement Note is an obligation of Alderon and shall be entitled to all the benefits of this Note it replaces equally and rateably with all other Notes duly issued in accordance with this Note.

10.3 Amendments and Waivers.  Any provision of this Note may be amended only if Alderon and the Holder so agree in writing and may be waived only if the Holder agrees in writing.  Any such waiver and any consent by the Holder under any provision of this Note must be in writing and may be given subject to any conditions thought fit by Holder.  Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

10.4 Indemnification.  In addition to any liability of Alderon to the Holder or any affiliate of the Holder hereunder, Alderon shall indemnify and hold harmless the Holder, its directors, officers, employees, agents, and their respective successors and assigns (each, an “Indemnified Person”), against any and all loss, cost, expense, claim, liability or alleged liability arising out of (a) any default by Alderon or any of its Subsidiaries under this Note or any Security to which it is a party, (b) any representation or warranty made under this Note or any Security being incorrect, and (c) any environmental damage occasioned by Alderon’s or its Subsidiaries’ activities or by contamination of or from any of Alderon’s or its Subsidiaries’ properties; provided that Alderon shall not be liable to the Holder for the payment of any loss or expense resulting solely from the Holder’s gross negligence or wilful misconduct.  The Holder shall hold the Security in trust, as bare trustee, for the benefit of the other Indemnified Persons.  The amount of all liabilities, costs and expenses arising under this Section will be deemed to form part of the obligations secured by the Security, will be payable on demand by the Holder and the payment of all such liabilities, costs and expenses will be secured by the Security.

10.5 Costs and Expenses.  Alderon shall pay promptly upon notice from the Holder all reasonable out-of pocket costs and expenses of the Holder in connection with the Note Documents and the purchase of this Note, including in connection with preparation, preparation, printing, execution and delivery of this Note and the other Note Documents, whether or not this Note is purchased, and also including, without limitation, the reasonable fees and out-of-pocket costs and expenses of counsel to the Holder with respect thereto and with respect to advising the Holder as to its rights and responsibilities under this Note and the other Note Documents.  Alderon further agrees to pay within 10 days of demand by the Holder all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Note, and in connection with the establishment and validity of this Note and the preservation or enforcement of rights of the Holder under this Note and other Note Documents, including, without limitation, all reasonable out-of-pocket costs and expenses sustained by the Holder as a result of any failure by Alderon to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding (whether or not an Indemnified Party is party or subject thereto), together with interest thereon from and after such 10th day if such payment is not made by such time.

10.6 Further Assurances.  The Holder and Alderon shall, and Alderon shall cause each of its Subsidiaries to, promptly cure any default by it in the execution and delivery of this Note, the other Note Documents or any of the agreements provided for hereunder to which it is a party.  Alderon shall, at its expense, promptly execute and deliver to the Holder, upon request by the Holder (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for Alderon’s compliance with, or accomplishment of its covenants and agreements hereunder or more fully to state the obligations of Alderon as set out herein or to make any registration, recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

10.7 Notices.  All notices, requests and demands and other communications hereunder shall be in writing and shall be furnished to Alderon and the Holder at their addresses listed below.  Notices shall be given delivering or sending it by facsimile or other similar form of recorded communication and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 2:00 p.m. Vancouver time, in which case it shall be deemed to have been received on the following business day) to:

(a)	Alderon, at:

Alderon Iron Ore Corp.
2000 McGill College Ave., Suite 250
Montreal, Quebec
H3A 3H3
Attention: Keith Santorelli
Fax: (514) 281-5048

(b)	the Holder, at:

Liberty Metals & Mining Holdings, LLC
175 Berkeley Street
Boston, MA 02116
USA
Attention: President
Fax: (617) 482-3504

10.8 Governing Law.  This Note shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

10.9 Attornment.  Alderon and the Holder each hereby attorn and submit to the jurisdiction of the courts of the Province of British Columbia in regard to legal proceedings relating to the Note Documents.  For the purpose of all such legal proceedings, this Note shall be deemed to have been performed in the Province of British Columbia and the courts of the Province of  British Columbia shall have jurisdiction to entertain any action arising under this Note.  Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

10.10 Counterparts.  This Note may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered shall be deemed to be an original, but all of which when taken together constitutes one and the same instrument.  Any party hereto may execute this Note by signing any counterpart.

10.11 Waiver.  Alderon waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this Note.

10.12 Time of the Essence.  Time shall be of the essence of this Note in all respects.

10.13 Severability. Any provision of this Note which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.14 Termination. Upon payment in full of the principal amount and all accrued and unpaid interest under this Note and, if any, the Additional Note, or on the conversion of all such obligations into Converted Shares in accordance with the terms of this Note and, if any, the Additional Note, as applicable, the Security shall be terminated and discharged, and all Encumbrances created pursuant thereto shall be fully and finally released, and the Holder shall, on the written request and at the expense of Alderon, execute and deliver any releases and discharges that Alderon may reasonably require to give effect to such termination, discharge and release.

10.15 Entire Agreement.  This Note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this Note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written (including, without limitation, any term sheet).

[Signature Page Follows.]

IN WITNESS WHEREOF, Alderon has caused this Note to be executed as of the date first written above.

ALDERON IRON ORE CORP.

By:   “Mark Morabito”
Name:           Mark Morabito
Title:           Executive  Chairman

Agreed and accepted as of the date first written above.

LIBERTY METALS & MINING HOLDINGS, LLC

By:   “Sheila Lyons"
Name:           Sheila Lyons
Title:           Vice President

Signature Page –
Alderon Note

Schedule A
Account(s)

BMO BANK OF MONTREAL
BENEFICIARY BANK:	BANK OF MONTREAL
595 BURRARD STREET VANCOUVER, B.C., CANADA SWIFT CODE: BOFMCAM2
CANADIAN BANK NUMBER:	001
TRANSIT NUMBER:	0004 (or use 00040, if a 5 digit # required)
ACCOUNT NUMBER:	0004 1704 418
BENEFICIARY NAME:	ALDERON IRON ORE CORP. 2000 McGill College Ave, Suite 250 Montreal, QC, Canada H3A 3H3

Schedule B
Encumbrances

Person Property Security Act (Newfoundland and Labrador)

1.	Debtor:	Alderon Iron Ore Corp
Secured Party:                                                      Xerox Canada Ltd.
Collateral Description:                                        Equipment supplied or financed by the secured party
Registration Number:                                          10082394
Expiry Date:                                                          2016-06-18

Personal Property Security Act (British Columbia)

1.	Base Debtor:	Alderon Iron Ore Corp.;
Secured Party:                                                      Bank of Montreal
Base Registration No.:                                        625587G
Expiry Date:                                                          March 8, 2017
Collateral:
LF269 – All the debtor’s right title and interest of all term investments including short term investment certificates, all types of guaranteed investment certificates & all subsequent renewals, additions & substitutions thereof pledged as well as any fluctuating cash collateral accounts to be held by the secured party as security for all and every future indebtedness of Alderon Iron Ore Corp.

2.	Base Debtor:	Alderon Resource Corp.
Secured Party:                                                      Bank of Montreal
Base Registration No.:                                        567034F
Expiry Date:                                                          May 19, 2015
Collateral:
LF269 – Instrument described as guaranteed investment certificate “include all monies” including all renewals and replacements thereof, substitutions therefor accretions thereto and interest, income and money therefrom and all proceeds thereof and therefrom including accounts.

Schedule C
Subsidiaries

0860132 B.C. Ltd., incorporated under the Business Corporations Act (British Columbia)

Schedule D
Transactions with Affiliates

Nil.